STATE OF DELAWARE
CERTIFICATE OF INCORPORATION
A STOCK CORPORATION

The undersigned Incorporator, desiring to form a corporation under pursuant to the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. The name of the Corporation is FAMWISELY, INC.

2. The Registered Office of the corporation in the State of Delaware is located at 1209 ORANGE STREET (street), in the City of WILMINGTON, County of NEW CASTLE Zip Code 19801. The name of the Registered Agent at such address upon whom process against this corporation may be served is NATIONAL REGISTERED AGENTS, INC.

3. The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

4. The total amount of stock this corporation is authorized to issue is 20,000,000 shares (number of authorized shares) with a par value of $ .0001 per share.

5. The name and mailing address of the incorporator are as follows:

Name MICHAEL BRANDWEIN
Mailing Address 400 CENTRAL AVE., STE. 340
NORTHFIELD, IL Zip Code 60093

By: [signature]
Incorporator

Name: MICHAEL BRANDWEIN
Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:40 AM 04/05/2021
FILED 11:40 AM 04/05/2021
SR 20211170944 - File Number 5810601

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:00 AM 10/19/2021
FILED 09:00 AM 10/19/2021
SR 20213553054 - File Number 5810601

FAMWISELY, INC.

CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION

FAMWISELY, INC. (the "**Corporation**"), organized and existing under and by virtue of the Delaware General Corporation Law (the "**DGCL**"), does hereby certify as follows:

A. By unanimous written consent of the Board of Directors of the Corporation (the "**Board**"), resolutions were duly adopted, pursuant to Sections 141(f) and 242 of the DGCL, setting forth, approving and adopting amendments to the Corporation's Certificate of Incorporation as currently in effect, providing for:

> (i) the designation of the stock the Corporation is currently authorized to issue as Common Stock, and the establishment of two series of Common Stock, designated as Series A Common Stock and Series B Non-Voting Common Stock, with the Series B Non-Voting Common Stock to have no voting rights; (ii) the designation of the currently outstanding shares of the Corporation as Series A Common Stock; (iii) the elimination of personal liability of directors to the Corporation or its stockholders to the extent permitted by the DGCL; and deletion of references to the Corporation's incorporator.

and also declaring the advisability of the amendments so adopted. The stockholders of the Corporation duly approved the proposed amendments by written consent in accordance with Sections 228 and 242 of the DGCL, the Certificate of Incorporation and the Bylaws of the Corporation.

B. This Certificate of Amendment of Certificate of Incorporation (the "**Amendment**"), as adopted by the Board and the Corporation's stockholders, revises the Certificate of Incorporation, as originally filed with the Delaware Secretary of State on April 5, 2021, in order to: designate the stock the Corporation is currently authorized to issue as Common Stock; divide the Common Stock into two series and specify a designation for each series; establish the number of shares of each series; provide for one series of Common Stock to have no voting rights; eliminate and limit the liability of directors of the Corporation to the Corporation and its stockholders, to the maximum extent permitted by the DGCL; and delete references to the Corporation's incorporator.

C. This Amendment revises Sections 4 and 5 of the Certificate of Incorporation, as originally filed, to read in their entirety as indicated below:

> "4. The Corporation is authorized to issue one class of capital stock, which is designated as "Common Stock." The Common Stock is divided into two series, designated, respectively, as "Series A Common Stock," and "Series B Non-Voting Common Stock." The total number of shares of Common Stock that the Corporation is authorized to issue is 20,000,000 shares, and all shares of Common Stock have a par value of $0.0001 per share. The number of shares of Series A Common Stock authorized is 15,000,000 shares. The number of shares of Series B Non-Voting Common Stock authorized is 5,000,000 shares.

All shares of Common Stock are entitled to share, on a per share basis, in the net assets of the Corporation upon dissolution. Shares of Series A Common Stock shall be entitled to one (1) vote for each share of Series A Common Stock held, at all meetings of the stockholders (and written actions in lieu of meetings), in accordance with the provisions of the DGCL and the Bylaws of this Corporation. Shares of Series B Non-Voting Common Stock shall have no voting rights, except as may be otherwise specifically required by the DGCL. There shall be no cumulative voting.

Upon the filing of this Amendment, the shares of capital stock previously issued to the Company's two initial stockholders are hereby classified and characterized as shares of the Company's Series A Common Stock."

"5. To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL or any other law of the State of Delaware is amended after the filing of this Amendment to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

Any amendment or repeal of the foregoing provisions of this Section 5 by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such amendment or repeal."

IN WITNESS WHEREOF, this Corporation has caused this Certificate of Amendment to be signed and attested by its duly authorized officer, effective as of the 7th day of October, 2021.

FAMWISELY, INC.

By:

Phil Anderson, Chief Executive Officer

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